November 9, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Attn:       H. Christopher Owings, Assistant Director
Division of Corporate Finance

Re:           Cadiz Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 27, 2010
File No. 0-12114

Dear Mr. Owings:

    On behalf of Cadiz Inc. (the "Company") and in response to the additional comments of the staff ("Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated November 5, 2010 (the "Additional Comment Letter"), I submit this letter containing the Company's responses to the Additional Comment Letter.  The Additional Comment Letter was issued following Staff’s review of the Company’s letter dated October 14, 2010, in which the Company provided responses to your initial comment letter dated September 30, 2010.

    The Company's responses to the Additional Comment Letter correspond to the numbered comments in the Additional Comment Letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

Long Term Incentives, page 16

1.
Staff Comment – We note your response to comment 12 in our letter dated September 30, 2010.  Please confirm that you will include the information contained in this response in future filings.  See Item 402(b)(2)(iii) of Regulation S-K.

Company Response

The Company will include the information contained in the above-referenced response in its future filings.

Outstanding Equity Awards at Fiscal Year End, page 21

2.
Staff Comment – We note your response to comment 14 in our letter dated September 30, 2010.  Please confirm that you will include the information contained in this response in future filings.  See Regulation S-K Compliance and Disclosure Interpretation 118.02 and Instruction 2 to Item 402(b) of Regulation S-K.

Company Response

    The Company will include the information contained in the above-referenced response in its future filings.

    We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

Cadiz Inc. By: /s/ Timothy J. Shaheen Timothy J. Shaheen Chief Financial Officer